SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

On November 10, 2010, Cimatron Ltd. (the "Registrant") issued a press release (the "Press Release") announcing and attaching its unaudited financial results for the quarter ended September 30, 2010.  The Press Release is attached hereto as Exhibit 1.

The unaudited financial results of the Registrant for the quarter ended September 30, 2010 (as attached to the Press Release, and excluding any related quotes from the Registrant's management) are hereby incorporated by reference in the Registrant's registration statement on Form F-3, SEC File Number 333-161781.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: November 10, 2010

FOR IMMEDIATE RELEASE

Cimatron Reports Strong Third Quarter Results with Net
Profit of $0.9M on a Non-GAAP Basis

Givat Shmuel, Israel, – November 10th, 2010– Cimatron Limited (NASDAQ: CIMT) ("Cimatron" or the "Company"), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the third quarter and first nine months of 2010.

Financial highlights

•	Q3/10 total revenue up 26% year-over-year on a constant currency basis

•	Q3/10 new licenses revenue up 51% year-over-year on a constant currency basis

•	Operating results in the first nine months of 2010 improved by $2.5M year-over-year

•	$4.3 million positive cash flow from operating activities in the first nine months of 2010, an 86% year-over-year increase

•	$10.2M cash balance at end of Q3/10

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said “We are very pleased with the strong third quarter results. We have seen solid growth in all our territories and all product lines, in what seems more and more like a sustainable market recovery. Traditionally, the third quarter is the weakest quarter of each year, due to the long summer vacations. This year presents a notable exception, with quarter-over-quarter improvement in all parameters from the second to the third quarter. The combination of continued revenue growth and tight budget control results in significant profitability improvement and strong cash flow. We are especially excited about the rapid growth in sales of new licenses, which is the best indication of market confidence and change in the business environment. Early indications suggest that this trend continues into Q4, which is traditionally the strongest quarter of each year”, concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the third quarter and first nine months of 2010:

GAAP:

Revenues for the third quarter of 2010 were $8.7 million, compared to $7.2 million recorded in the third quarter of 2009. For the first nine months of 2010, revenues were $25.1 million, compared to $23.2 million in the same period of 2009.

Gross Profit for the third quarter of 2010 was $7.3 million as compared to $5.8 million in the same period in 2009. Gross margin in the third quarter of 2010 was 84% of revenues, compared to a gross margin of 80% in the same quarter of 2009. For the first nine months of 2010, gross profit was $20.8 million, compared to $18.7 million in the same period of 2009. Gross margin for the nine months ended on September 30th, 2010 was 83% compared to a gross margin of 81% in the first nine months of 2009.

Operating profit in the third quarter of 2010 was $479 thousand, compared to an operating loss of $(901) thousand in the third quarter of 2009. In the first nine months of 2010, Cimatron recorded an operating profit of $726 thousand, compared to an operating loss of $(1.73) million in the first nine months of 2009.

Net Profit for the third quarter of 2010 was $320 thousand, or $0.04 per diluted share, compared to a net loss of $(731) thousand, or $(0.08) per diluted share recorded in the same quarter of 2009.  In the first nine months of 2010 net profit was $498 thousand, or $0.06 per diluted share, compared to a net loss of $(1.38) million, or $(0.15) per diluted share, in the first nine months of 2009.

Non-GAAP:

Revenues for the third quarter of 2010 were $8.7 million, compared to $7.2 million recorded in the third quarter of 2009. For the first nine months of 2010, revenues were $25.1 million, compared to $23.2 million in the same period of 2009.

Gross Profit for the third quarter of 2010 was $7.5 million as compared to $6.0 million in the same period in 2009. Gross margin in the third quarter of 2010 was 85% of revenues, compared to a gross margin of 82% in the same quarter of 2009. In the first nine months of 2010, gross profit was $21.3 million, compared to $19.2 million in the first nine months of 2009. Gross margin for the nine months ended on September 30th, 2010 was 85%, compared to 83% in the first nine months of 2009.

Operating Profit in the third quarter of 2010 was $725 thousand, compared to an operating loss of $(654) thousand in the third quarter of 2009.   In the first nine months of 2010, Cimatron reports an operating profit of $1.46 million, compared to operating loss of $(989) thousand in the first nine months of 2009.

Net profit for the third quarter of 2010 was $874 thousand, or $0.10 per diluted share, compared to a net loss of $(575) thousand, or $(0.06) per diluted share recorded in the same quarter of 2009.

In the first nine months of 2010, net profit was $1.36 million, or $0.15 per diluted share, compared to a net loss of $(907) thousand, or $(0.10) per diluted share, in the first nine months of 2009.

Conference Call

Cimatron's management will host a conference call today, November 10th, 2010 at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141
International: +972-3-9180609
Israel: 03-9180609

For those unable to listen to the live call, a replay of the call will be available from the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers, as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at:  http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties that relate to the Company’s business, refer to the Company’s filings with the Securities and Exchange Commission. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-73-237-0237
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Total revenue	8,745	7,229	25,061	23,195

Total cost of revenue	1,419	1,420	4,242	4,467
Gross profit	7,326	5,809	20,819	18,728

Research and development expenses, net	1,493	1,497	4,322	4,389

Selling, general and administrative expenses	5,354	5,213	15,771	16,069
Operating income (loss)	479	(901)	726	(1,730)

Financial income (expenses), net	236	(8)	54	(17)

Taxes on income	(376)	144	(256)	310

Other	1	(3)	(7)	-
Net income (loss)	340	(768)	517	(1,437)

Less: Net (income) loss attributable to the noncontrolling interest	(20)	37	(19)	60

Net income (loss) attributable to Cimatron's shareholders	$320	$(731)	$498	$(1,377)
Net income (loss) per share - basic and diluted	$0.04	$(0.08)	$0.06	$(0.15)

Weighted average number of shares outstanding

Basic EPS (in thousands)	8,961	9,131	9,014	9,178

Diluted EPS (in thousands)	8,961	9,131	9,014	9,178

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Nine months ended
	September 30,						September 30,
	2010			2009			2010			2009
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	8,745	-	8,745	7,229	-	7,229	25,061	-	25,061	23,195	-	23,195

Total cost of revenue (1)	1,419	(147)	1,272	1,420	(147)	1,273	4,242	(441)	3,801	4,467	(441)	4,026
Gross profit	7,326	147	7,473	5,809	147	5,956	20,819	441	21,260	18,728	441	19,169

Research and development expenses, net	1,493	-	1,493	1,497	-	1,497	4,322	-	4,322	4,389	-	4,389

Selling, general and administrative expenses (1)	5,354	(99)	5,255	5,213	(100)	5,113	15,771	(297)	15,474	16,069	(300)	15,769
Operating income (loss)	479	246	725	(901)	247	(654)	726	738	1,464	(1,730)	741	(989)

Financial income (expenses), net	236	-	236	(8)	-	(8)	54	-	54	(17)	-	(17)

Taxes on income (2)	(376)	308	(68)	144	(91)	53	(256)	126	(130)	310	(271)	39

Other	1	-	1	(3)	-	(3)	(7)	-	(7)	-	-	-
Net income (loss)	340	554	894	(768)	156	(612)	517	864	1,381	(1,437)	470	(967)

Less: Net (income) loss attributable to the noncontrolling interest	(20)	-	(20)	37	-	37	(19)	-	(19)	60	-	60

Net income (loss) attributable to Cimatron's shareholders	$320	$554	$874	$(731)	$156	$(575)	$498	$864	$1,362	$(1,377)	$470	$(907)
Net income (loss) per share - basic and diluted	$0.04		$0.10	$(0.08)		$(0.06)	$0.06		$0.15	$(0.15)		$(0.10)

Weighted average number of shares outstanding

Basic EPS (in thousands)	8,961		8,961	9,131		9,131	9,014		9,014	9,178		9,178

Diluted EPS (in thousands)	8,961		8,961	9,131		9,131	9,014		9,014	9,178		9,178

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(2) Non-GAAP adjustment to exclude the effect of deferred taxes.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	September 30,	December 31,
	2010	2009

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$10,173	$6,684
Trade receivables	5,462	5,422
Other current assets	2,752	3,308
Total current assets	18,387	15,414

Deposits with insurance companies and severance pay fund	3,126	2,935

Net property and equipment	931	1,046

Total other assets	12,800	13,285

Total assets	$35,244	$32,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$114	$456
Trade payables	1,984	1,064
Accrued expenses and other liabilities	7,136	6,991
Deferred revenues	4,492	2,397
Total current liabilities	13,726	10,908

LONG-TERM LIABILITIES:
Accrued severance pay	4,136	4,104
Long-term loan	147	204
Deferred tax liability	1,093	1,365
Total long-term liabilities	5,376	5,673

Total shareholders’ equity	16,142	16,099
Total liabilities and shareholders’ equity	$35,244	$32,680

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2009	$(48)	$304	$18,204	$75	$(1,894)	$(542)		$16,099
Changes during the nine months ended September 30, 2010:
Net income (loss)	19				498		517	517
Exercise of share options		-	11					11
Unrealized loss on derivative instruments				(116)			(116)	(116)
Other				281			281	281
Stock option compensation			45					45
Investment in treasury stock						(210)		(210)
Foreign currency translation adjustment				(485)			(485)	(485)
Total comprehensive income							197
Balance at September 30, 2010	$(29)	$304	$18,260	$(245)	$(1,396)	$(752)		$16,142

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Nine months ended
	September 30,
	2010	2009

Cash flows from operating activities:
Net income (loss)	$517	$(1,437)

Adjustments to reconcile net loss
to net cash provided by operating activities:
Depreciation and amortization	1,131	1,224
Increase (decrease) in accrued severance pay	(7)	301
Gain from sale of property and equipment, net	5	-
Stock option compensation	45	54
Deferred taxes, net	176	(259)

Changes in assets and liabilities:
Decrease in accounts receivable and prepaid expenses	114	2,245
Decrease (increase) in inventory	3	(20)
Increase in deposits with insurance companies and severance pay fund	(191)	(241)
Increase in trade payables, accrued expenses and other liabilities	2,540	457
Net cash provided by operating activities	4,333	2,324

Cash flows from investing activities:
Purchase of property and equipment	(271)	(264)
Net cash used in investing activities	(271)	(264)

Cash flows from financing activities:
Short-term bank credit	(367)	(33)
Long-term bank credit	(66)	(4)
Proceeds from issuance of shares upon exercise of options	11	-
Investment in treasury stock	(210)	(128)
Net cash used in financing activities	(632)	(165)

Net increase in cash and cash equivalents	3,430	1,895
Effect of exchange rate changes on cash	59	(108)
Cash and cash equivalents at beginning of period	6,684	5,727
Cash and cash equivalents at end of period	$10,173	$7,514

Appendix A - Non-cash transactions
Purchase of property on credit	$28	$20